203 Hoehyondong, 1-ga Chung-gu
Seoul, 100-792 Korea
Tel.822-2125-2110

May 27, 2013

To Shareholders:

Convocation Notice of the Extraordinary General Meeting of Shareholders
Notice is hereby given that an Extraordinary General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Pal-Seung Lee Chairman and CEO Woori Financial Group 203, Hoehyon-dong 1-ga, Chung-gu Seoul 100-792, Korea

Description

1. Date and Time	June 14, 2013 9 A.M., Seoul time.
2. Venue	5th floor / Woori Bank, 203, Hoehyon-dong 1-ga, Chung-gu, Seoul 100-792, Korea
3. Agenda	A. Approval of amendments to the Articles of Incorporation B. Appointment of Chairman & CEO

A.

Approval of modifications to the Articles of Incorporation (the “AOI”)

1. Article 32 of the AOI (Term of Directors)

a.	Article 32, Paragraph 2 (“The term of office of a director who concurrently holds the position of representative director of a subsidiary shall coincide with the term of office of such representative director in the event the term of office as representative director of the subsdiary expires prior to the term of office as a director of the Company.”) will be deleted.

b.	Article 32, Paragraph 4 will be amended to replace “The term of office referred to in Paragraphs 1, 2 and 3 above shall be shortened or extended to the close of the ordinary General Meeting of Shareholders convened for the last fiscal year during such term.” with “The term of office referred to in Paragraphs 1 and 3 above shall be extended to the close of the ordinary General Meeting of Shareholders convened for the last fiscal year during such term.”

2. ADDENDA

a.	ADDENDA 10 will be added to stipulate “These Articles of Incorporation shall become effective as of 14th of June 2013.”

B.	Appointment of Chairman & CEO

Appoint-
Name	Date of Birth	Term	ment	Career & Academic Background
- Current) President & Chief Executive Officer, Woori Bank
		Until	New	- Deputy President & Director, Woori Bank
Soon-Woo	Dec.15	Dec. 30	Appoint-	- Executive Vice President & Director, Woori Bank
Lee	1950	2014	ment	- Bachelor of Law, Sungkyunkwan University